Contact

www.linkedin.com/in/mark-zepeda
(LinkedIn)

Top Skills

React.js
React Native
Node.js

Mark Zepeda

CTO at GenWell
Austin, Texas, United States

Summary

Experienced software engineer and leader with a demonstrated history of architecting, developing, and delivering high quality software. Full-stack Javascript experience with React, React Native, and Node.js. Wide breadth knowledge in all areas of building software from wearing many hats across engineering and leadership teams.

Experience

GenWell
Chief Technology Officer
November 2025 - Present (3 months)

Rosy Wellness, Inc.
Chief Technology Officer
June 2021 - November 2025 (4 years 6 months)
Texas, United States

Kickoff
Senior Software Engineer
August 2020 - May 2021 (10 months)

Kickoff is a personalized fitness trainer that combines the accountability of a human coach with the flexibility and scalability of an app.

Sweet
2 years 3 months

Vice President Of Engineering
May 2020 - May 2021 (1 year 1 month)

Led design and development of the new Sweet experience including new platform (in Elixir/GraphQL) and re-imagined signup flow (in React) resulting in 4x conversion rate and reducing CAC 90%.

Developed several iterations of the Android/iOS apps in React Native and marketing/signup flows in React.

Collaborated closely with product team to rapidly and frequently deliver new features and improvements.

Senior Software Engineer
March 2019 - May 2020 (1 year 3 months)
Austin, Texas Area

Knocki (Swan Solutions, Inc.)
Director of Software Engineering
January 2018 - March 2019 (1 year 3 months)
Austin, TX

Developed strategy for software team, while closely collaborating with leadership team on roadmap, to accomplish business goals.

Architected and built high quality software primarily with React, React Native, Node.js, and AWS.

Identified opportunity and prototyped/architected proof of concept platform to demonstrate solution to new business objectives.

Hart, Inc.
Vice President, Process
September 2014 - January 2018 (3 years 5 months)
Newport Beach, CA

Joined as an engineer and built the first two Android apps, then switched focus to growing and organizing the team of two engineers to over 90 team members, and in the process touched nearly every aspect of engineering.

Defined, threw away, and continuously improved processes across the company including every team and function. I learned in great abundance lessons about what works, what does not work, and how quickly you must respond to changing conditions, while scaling an engineering company rapidly.

Organized, led, and participated in the Strategy + Roadmap teams which empowered leaders from every team in the organization to collaboratively establish and improve upon a strategy that enabled Hart to accomplish business goals.

Led, organized, architected, and mentored several teams including: Tools, Analytics, QA, and Frontend teams.

On the Tools team I focused on building applications that assisted internal teams to work more efficiently as well as building/automating solutions to inform external stakeholders of progress; these tools were built with Node and Angular.

Architected and developed an ETL pipeline for analytics that funneled event data from many apps, micro-services, and infrastructure for tracking KPIs and analyzing behavior/trends; the pipeline was built with Node, ZeroMQ, Elasticsearch, Logstash, Kibana, S3, and Interana.

Architected and developed frontend apps in React + Redux and Android while working closely with the UI/UX team.

Smilefish
Senior Software Developer, Android Lead
June 2013 - September 2014 (1 year 4 months)
Irvine, CA

Led development of Android apps including developing the eddi app, a social marketplace (https://www.eddi.com/)

Worked closely with the iOS, Web and Server teams to create consistent user experiences.

Phantasm Distribution
Software Developer
April 2012 - December 2012 (9 months)
San Clemente, CA

Developed six Android game templates which were used to deploy 30+ themed games. Also developed software to create drop ship orders with external suppliers that were unfulfillable internally to increase profitability.

Independent
Flash Game Developer
January 2008 - August 2011 (3 years 8 months)
Palmdale, CA

Designed, developed, and published flash games. Monetized with ads from MochiMedia and had games featured on websites like Mindjolt.com.

Education

University of California, Irvine
Computer Science · (2012 - 2014)

Saddleback College
Computer Science · (2011 - 2012)

Antelope Valley College
Computer Science · (2009 - 2011)